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                          August 31, 2020

       Suren Ajjarapu
       Chief Executive Officer
       Trxade Group, Inc.
       3840 Land O    Lakes Blvd
       Land O    Lakes, FL 34639

                                                        Re: Trxade Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 28,
2020
                                                            File No. 333-248473

       Dear Mr. Ajjarapu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at (202) 551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              David M. Loev